Exhibit 99.8

CONSENT OF REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Annual Report on Form 40-F of our report dated March 16, 2021, with respect to the consolidated financial statements of IMV Inc. as at and for the years ended December 31, 2020 and 2019, which appears in Exhibit 99.2 to this Annual Report on Form 40-F of IMV Inc.

We also consent to the incorporation by reference in the Registration Statements on Form F-10 (Nos. 333-239310 and 333-249493), as amended, and Form S-8 (No. 333-225363, 333-238706 and 333-239550) of IMV Inc. of our report dated March 16, 2021 referred to above. We also consent to reference to us under the heading “Interests of Experts,” which appears in the Annual Information Form included in Exhibit 99.1, which is incorporated by reference in this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statements.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Halifax, Nova Scotia, Canada

March 16, 2021